
Mail Stop 4628

September 26, 2017

Ivan de Souza Monteiro
Chief Financial Officer and Chief Investor Relations Officer
Petróleo Brasileiro S.A.—Petrobras
Avenida República do Chile, 65—23rd Floor
20031-912—Rio de Janeiro—RJ—Brazil

> **Re:** **Petróleo Brasileiro S.A.—Petrobras**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-15106**

Dear Mr. Monteiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Information on the Company, page 39

Additional Reserves and Production Information, page 82

Internal Controls Over Proved Reserves, page 83

1.   We note your disclosure of the percentages of the Company's total net reserves that D&M audited relating to the properties you own in Brazil and properties you operate in the United States as of December 31, 2016. Please expand your disclosure to additionally quantify the overall proportion of the Company's total proved reserves that were audited and not audited at December 31, 2016. This comment also applies to the disclosure in the reserves report filed as Exhibit 99.1 regarding clarification of the proportion of the Company's total reserves covered by the report pursuant to the requirements in Item 1202(a)(8)(iii) of Regulation S-K.

Ivan de Souza Monteiro
Petróleo Brasileiro S.A.—Petrobras
September 26, 2017
Page 2

Changes in Proved Reserves, page 83

2.   The disclosure of the changes that occurred during the year on a company-wide basis in proved undeveloped reserves appears to be limited to the net quantities converted to developed reserves. In light of the requirements in Item 1203(b) of Regulation S-K, please determine if additional disclosure is required, and if so, revise your filing to incorporate the additional information or tell us why additional disclosure is not required.

3.   We note that you do not provide an explanation of the underlying causes for the revisions to the previous estimates of your proved undeveloped reserves. Please expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor, including offsetting factors, so that the change in net reserves if fully explained. Your disclosure of revisions in the previous estimates of reserves should identify such factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure of the changes related to the revisions of previous estimates and improved recovery that occurred in your total proved reserves for each of the periods presented pursuant to FASB ASC 932-235-50-5.

Hydrocarbon Production by Geographic Area, page 85

4.   Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

5.   Please expand your disclosure to separately provide natural gas liquids (NGLs) production as part of your presentation or as footnote disclosure here and throughout your filing or explain to us why a revision is not required. The staff considers natural gas liquids to be a separate product type under Item 1204(a) of Regulation S-K and FASB ASC 932-235-50-5. This comment also applies to the separate disclosure of the average sales price per unit of natural gas liquids produced on page 93 pursuant to Item 1204(b)(1) of Regulation S-K.

6.   Please expand your disclosure to provide separate disclosure of natural gas liquids (NGLs) reserves as part of your presentation or as footnote disclosure here and throughout your filing or explain to us why a revision is not required. The staff considers natural gas liquids to be a separate product type under Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-4. This comment also applies to the disclosure of the changes in your proved reserves pursuant to FASB ASC 932-235-50-5 and the disclosure of the net quantities of proved reserves audited in the reserves report filed as Exhibit 99.1 under Item 1202(a)(8)(ix) of Regulation S-K.

7.   We note disclosure in footnote one on page 87 indicating the natural gas production volumes used in the reconciliation include flared gas consumed in operations. Please expand your disclosure to clarify that your proved reserves also include fuel gas volumes and provide the net quantities of fuel gas reserves, if material. This comment applies to the disclosure of proved reserves here and through your filing including the disclosure under FASB ASC 932-235-50-4 and 50-5.

Gross and Net Undeveloped Acreage, page 90

8.   We note that you do not disclosure the gross and net amounts of acreage that will expire for each year the expiring acreage represents a material amount of your total net undeveloped acreage. In light of the requirements in Item 1208(b) of Regulation S-K, please determine if additional disclosure is required, and if so, revise your filing to incorporate the additional information or tell us why additional disclosure is not required. Also note that Item 1208 of Regulation S-K requires the disclosure of the total amounts of gross and net acreage; however, does not require that you express the acreage amounts separately for oil and for gas.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited), page F-123

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Quantities and Changes Therein, page F-137

9.   Please expand your disclosure to clarify if the costs associated with the abandonment of your proved properties, including the costs related to the future proved undeveloped locations, have been included. Refer to FASB ASC 932-235-50-36.

        If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary.

        If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding the financial statements and related matters. For questions regarding these comments, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Kevin Dougherty, Staff Attorney, at (202) 551-3271.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources